Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Harvest Operations Corp. (“Harvest”, “we”, “us”, “our” or the “Company”) for the year ended December 31, 2011, together with the accompanying notes. The information and opinions concerning our future outlook are based on information available at February 29, 2012.

On January 1, 2011, Harvest adopted International Financial Reporting Standards (“IFRS”). Harvest’s previously reported consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) have been adjusted to be in compliance with IFRS on January 1, 2010, the transition date.

In this MD&A, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. Tabular amounts are in thousands of dollars, except where noted. Natural gas volumes are converted to barrels of oil equivalent (“boe”) using the ratio of six thousand cubic feet (“mcf”) of natural gas to one barrel of oil (“bbl”). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. In accordance with Canadian practice, petroleum and natural gas revenues are reported on a gross basis before deduction of Crown and other royalties. In addition to disclosing reserves under the requirements of National Instrument (“NI”) 51-101, Harvest also discloses reserves on a company interest basis which is not a term defined under NI 51-101. This information may not be comparable to similar measures by other issuers.

Additional information concerning Harvest, including its unaudited interim consolidated financial statements and Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.

ADVISORY

This MD&A contains non-GAAP measures and forward-looking information about our current expectations, estimates and projections. Readers are cautioned that the MD&A should be read in conjunction with the “Non-GAAP Measures” and “Forward-Looking Information” sections at the end of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED INFORMATION

The table below provides a summary of Harvest’s financial and operating results for the three months and years ended December 31, 2011 and 2010.

	Three Months Ended		Year Ended
	December 31		December 31
	2011	2010	2011	2010
FINANCIAL
Revenues(1)	1,462,535	1,301,348	4,330,869	3,958,204
Cash from operating activities	144,625	142,134	560,489	439,184
Net loss	(73,885)	(12,333)	(104,657)	(81,163)

Bank loan	355,575	11,379	355,575	11,379
Convertible debentures	742,067	745,257	742,067	745,257
Senior notes	495,674	482,389	495,674	482,389
Total financial debt(2)	1,593,316	1,239,025	1,593,316	1,239,025

Total assets	6,284,370	5,388,740	6,284,370	5,388,740

UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	61,324	50,054	57,161	49,397
Average realized price
Oil and NGLs ($/bbl)(3)	84.82	68.67	79.60	67.34
Gas ($/mcf)	3.42	3.81	3.83	4.21
Operating netback prior to hedging ($/boe)(2)	36.57	32.07	34.54	32.02

Capital asset additions (excluding acquisitions)	179,634	147,890	733,380	403,848
Property and business acquisitions (dispositions), net	(7,971)	(797)	505,355	175,657
Abandonment and reclamation expenditures	9,938	6,444	22,110	20,257
Net wells drilled	39.4	41.6	214.3	141.4
Net undeveloped land acquired in business combinations (acres)(4)	-	-	223,405	57,509
Net undeveloped land additions (acres)	19,549	49,769	164,349	124,479

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	88,824	111,317	66,417	86,142
Average refining margin (loss) (US$/bbl)	(4.14)	6.13	5.28	5.13

Capital asset additions	37,532	32,591	284,244	71,234

(1)	Revenues are net of royalties and the effective portion of Harvest’s realized crude oil hedges.
(2)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(3)	Excludes the effect of risk management contracts designated as hedges.
(4)	Excludes carried interest lands acquired in business combinations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF OVERALL PERFORMANCE

Harvest is an integrated energy company with a petroleum and natural gas business focused on the exploration, development and production of assets in western Canada (“Upstream”) and a refining and marketing business focused on the safe operation of a medium gravity sour crude oil hydrocracking refinery and a retail and wholesale petroleum marketing business both located in the Province of Newfoundland and Labrador (“Downstream”). Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). Our earnings and cash flow from operating activities are largely determined by the realized prices for our crude oil and natural gas production as well as refined product crack spreads.

Upstream

  Sales volumes for the year ended December 31, 2011 increased by 7,764 boe/d compared to 2010 primarily due to additional production from recently acquired properties, partially offset by production reductions due to the Plains Rainbow Pipeline outage during the summer of 2011.

  Harvest’s operating netback prior to hedging was $34.54/boe for the year ended December 31, 2011, an increase of $2.52/boe or 8% from 2010, reflecting higher prices in oil and natural gas liquids (“NGLs”) partially offset by lower natural gas prices and increased operating and transportation expenses.

  Capital spending of $733.4 million during 2011 includes the drilling of 251.0 gross (214.3 net) wells with a success rate of approximately 98%.

  On February 28, 2011, Harvest successfully closed the acquisition of assets from Hunt Oil Company of Canada, Inc. (“Hunt”) for cash consideration of $511.0 million. Since the date of acquisition to December 31, 2011, the Hunt assets have contributed $133.0 million of revenue.

Downstream

  Throughput volume averaged 66,417 bbl/d for the year ended December 31, 2011, a decrease of 19,725 bbl/d as compared to 2010 due to planned maintenance of the refinery units as well as a reduction in throughput rates due to declining refining margins in the fourth quarter of 2011. Refining gross margin averaged $5.28/bbl for the year ended 2011, an increase of $0.15/bbl from 2010.

  Operating loss totaled $140.5 million for the year ended December 31, 2011 as compared to an operating loss of $94.7 million in 2010. The increase in operating loss is primarily due to lower throughput and higher feedstock costs and purchased energy expenses.

  2011 capital spending was $284.2 million, of which $102.4 million was spent on plant turnaround, $62.6 million on the debottlenecking project, $32.2 million on catalyst replacement, $26.0 million on piping and tubing replacement and the remainder on various capital improvement projects.

  A new supply and offtake agreement (“SOA”) was signed on October 11, 2011 with Macquarie Energy Canada Ltd. (“Macquarie”) to supply feedstocks and purchase certain finished products from the Company effective November 1, 2011. The prior contract with Vitol Refining S.A. (“Vitol”) terminated at the end of October 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate

  During 2011, Harvest received a capital injection of $505.4 million from KNOC to fund the asset acquisition from Hunt.

  On April 29, 2011, Harvest successfully extended the credit facility agreement by two years to April 30, 2015. The minimum rate charged on the credit facility also decreased by 25 bps to 175 bps over the bankers’ acceptance rates.

  On December 16, 2011, the credit facility was further amended to increase the capacity of the facility from $500.0 million to $800.0 million and the minimum rate charged on the credit facility decreased from 175 bps to 160 bps over bankers’ acceptance rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS

UPSTREAM OPERATIONS

Summary of Financial and Operating Results

	Three Months Ended		Year Ended
	December 31		December 31
	2011	2010	2011	2010
FINANCIAL
Petroleum and natural gas sales(1)	363,628	258,013	1,286,866	1,007,004
Royalties	(56,038)	(38,102)	(195,452)	(154,757)
Revenues	307,590	219,911	1,091,414	852,247

Expenses
Operating	96,425	69,649	350,456	265,593
Transportation and marketing	5,740	2,634	29,626	9,394
Realized (gains) losses on risk management contracts(2)	(2,085)	718	(6,000)	1,808
Operating netback after hedging(3)	207,510	146,910	717,332	575,452

General and administrative	17,844	11,440	60,804	45,303
Depreciation, depletion and amortization	149,345	118,183	535,692	470,641
Exploration and evaluation	7,003	11	18,289	3,300
Impairment of property, plant and equipment	-	13,661	-	13,661
Unrealized (gains) losses on risk management contracts(4)	3,466	(1,086)	(746)	(2,358)
Gains on disposition of property, plant and equipment	(7,138)	(129)	(7,883)	(741)
	36,990	4,830	111,176	45,646

Capital asset additions (excluding acquisitions)	179,634	147,890	733,380	403,848
Property and business acquisitions (dispositions), net	(7,971)	(797)	505,355	175,657
Abandonment and reclamation expenditures	9,938	6,444	22,110	20,257

OPERATING
Light / medium oil (bbl/d)	26,106	24,079	24,380	24,077
Heavy oil (bbl/d)	9,521	9,433	8,992	9,253
Natural gas liquids (bbl/d)	5,440	2,736	5,062	2,587
Natural gas (mcf/d)	121,547	82,837	112,360	80,881
Total (boe/d)	61,324	50,054	57,161	49,397

(1)	Inclusive of the effective portion of Harvest’s realized crude oil hedges.
(2)	Realized (gains) losses on risk management contracts include the settlement amounts for power derivative contracts and the ineffective portion of realized crude oil hedges.
(3)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(4)	Unrealized (gains) losses on risk management contracts reflect the change in fair value of the power derivative contracts and the ineffective portion of crude oil hedges.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Commodity Price Environment

	Three Months Ended				Year Ended
	December 31				December 31
	2011	2010	Change		2011	2010	Change
West Texas Intermediate crude oil (US$/bbl)	94.06	85.17	10%		95.12	79.53	20%
Edmonton light crude oil ($/bbl)	97.51	80.40	21%		95.18	77.58	23%
Bow River blend crude oil ($/bbl)	87.04	68.90	26%		78.41	68.25	15%
AECO natural gas daily ($/mcf)	3.17	3.62	(12%	)	3.62	4.00	(10%	)
U.S. / Canadian dollar exchange rate	0.977	0.987	(1%	)	1.011	0.971	4%

Differential Benchmarks
Bow River blend differential to Edmonton Par ($/bbl)	10.47	11.50	(9%	)	16.77	9.33	80%
Bow River blend differential as a % of Edmonton Par	10.7%	14.3%	(25%	)	17.6%	12.0%	47%

The average WTI benchmark price for the three months and year ended December 31, 2011 was 10% and 20% higher than the same periods in 2010, respectively. The average Edmonton light crude oil price (“Edmonton Par”) increased in the fourth quarter as well as for the year ended December 31, 2011 due to the higher WTI prices and improvement of the light sweet differential, partially offset by the strengthening of the Canadian dollar on an annual average basis.

On an annual basis, the Bow River heavy oil differential relative to Edmonton Par widened in 2011 as compared to 2010; however, the differential decreased during the fourth quarter of 2011 and was narrower than in the fourth quarter of 2010. Heavy oil differentials fluctuate based on a combination of factors including the level of heavy oil inventories, pipeline capacity to deliver heavy crude to U.S. markets and the seasonal demand for heavy oil. The Bow River blend crude oil price (“Bow River”) increased in 2011 with the higher WTI prices, and was partially offset by the stronger Canadian dollar and wider Bow River differential.

Realized Commodity Prices

	Three Months Ended				Year Ended
	December 31				December 31
	2011	2010	Change		2011	2010	Change
Light to medium oil prior to hedging ($/bbl)	89.90	73.44	22%		85.67	71.09	21%
Heavy oil ($/bbl)	79.28	58.82	35%		69.71	59.94	16%
Natural gas liquids ($/bbl)	70.14	60.69	16%		67.92	58.83	15%
Natural gas ($/mcf)	3.42	3.81	(10%	)	3.83	4.21	(9%	)
Average realized price prior to hedging ($/boe)(1)	64.61	56.03	15%		62.13	55.85	11%

Light to medium oil after hedging ($/bbl)(2)	89.52	73.44	22%		84.61	71.09	19%
Average realized price after hedging ($boe)(1) (2)	64.45	56.03	15%		61.68	55.85	10%

(1)	Inclusive of sulphur revenue.
(2)	Inclusive of the realized gains (losses) from crude oil contracts designated as hedges. Foreign exchange swaps and power contracts are excluded from the realized price.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prior to hedging activities, our realized prices for light to medium oil for the three months and year ended December 31, 2011 increased by 22% and 21%, respectively, compared to the same periods in 2010. This is consistent with the upward movement in Edmonton Par prices in 2011.

In order to manage commodity price volatility effects on cash flow, Harvest has entered into various crude oil fixed-for-floating swaps. The impact of this hedging activity resulted in a decrease of $0.38/bbl (2010 – $nil) in Harvest’s realized light to medium oil price in the fourth quarter of 2011, and a decrease of $1.06/bbl (2010 - $nil) for the year ended December 31, 2011. Please see “Cash Flow Risk Management” section in this MD&A for further discussion with respect to our cash flow risk management program.

Harvest’s realized heavy oil prices for the three months and year ended December 31, 2011 increased by 35% and 16%, respectively, mainly due to the increase in the Bow River prices.

For the three months and year ended December 31, 2011, our realized prices for natural gas liquids increased by 16% and 15%, respectively, reflecting the increase in natural gas liquids commodity prices.

The realized prices for Harvest’s natural gas decreased by 10% in the fourth quarter of 2011 and 9% for the year of 2011, reflecting the downward movement in AECO benchmark prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales Volumes

	Three months Ended December 31
	2011		2010
	Volume	Weighting	Volume	Weighting	% Volume
					Change
Light to medium oil (bbl/d)(1)	26,106	43%	24,079	48%	8%
Heavy oil (bbl/d)	9,521	16%	9,433	19%	1%
Natural gas liquids (bbl/d)	5,440	9%	2,736	5%	99%
Total liquids (bbl/d)	41,067	68%	36,248	72%	13%
Natural gas (mcf/d)	121,547	32%	82,837	28%	47%
Total oil equivalent (boe/d)	61,324	100%	50,054	100%	23%

	Year Ended December 31
	2011		2010
	Volume	Weighting	Volume	Weighting	% Volume
					Change
Light to medium oil (bbl/d)(1)	24,380	43%	24,077	49%	1%
Heavy oil (bbl/d)	8,992	16%	9,253	19%	(3%	)
Natural gas liquids (bbl/d)	5,062	9%	2,587	5%	96%
Total liquids (bbl/d)	38,434	68%	35,917	73%	7%
Natural gas (mcf/d)	112,360	32%	80,881	27%	39%
Total oil equivalent (boe/d)	57,161	100%	49,397	100%	16%

(1)

Harvest classifies our oil production, except that produced from Hay River, as light to medium and heavy according to NI 51-101 guidance. The oil produced from Hay River has an average API of 24[o] (medium grade) and is classified as a light to medium oil; notwithstanding that, it benefits from a heavy oil royalty regime and therefore would be classified as heavy oil according to NI 51- 101.

Total sales volumes were 61,324 boe/d for the fourth quarter of 2011 and 57,161 boe/d for the year ended December 31, 2011, an increase of 23% and 16% respectively, compared to the same periods in 2010. These increases were primarily attributable to the acquisition of the Hunt assets at the end of February 2011.

In the fourth quarter of 2011, Harvest’s average daily sales of light/medium oil were 26,106 bbl/d, reflecting an increase of 8% from the same quarter in 2010. The increase was primarily due to the acquisition of the Hunt assets in the first quarter of 2011.

Harvest’s year-to-date light/medium oil sales increased by 1% from 2010 to 24,380 bbl/d. The increase reflects a full year of production from assets acquired in the third quarter of 2010 as well as ten months of production from assets acquired from Hunt in 2011. Sales in 2011 were negatively impacted by the Plains Rainbow Pipeline outage, fires at Red Earth and flooding in southeast Saskatchewan during the summer of 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Heavy oil sales for the fourth quarter of 2011 remained consistent with the same quarter in 2010 but decreased by 3% for the year ended December 31, 2011 compared to 2010. The decrease was primarily due to natural declines and minor production interruptions during the first and second quarter of 2011, partially offset by production increases resulting from Harvest’s capital program.

Natural gas sales averaged 121,547 mcf/d during the fourth quarter of 2011 reflecting a 38,710 mcf/d (47%) increase from the fourth quarter of 2010. For the year ended December 31, 2011, natural gas sales increased by 31,479 mcf/d (39%), compared to 2010. These increases were mainly due to the acquisition of the Hunt assets at the end of February 2011.

Natural gas liquids sales for the three months and year ended December 31, 2011 increased by 99% and 96% respectively, compared to the same periods in 2010. Similar to the increases in natural gas sales volumes, these increases were mainly due to the acquisition of the Hunt assets at the end of February 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues

	Three Months Ended December 31			Year Ended December 31
	2011	2010	Change	2011	2010	Change
Light / medium oil sales after hedging(1)	214,994	162,685	32%	752,898	624,778	21%
Heavy oil sales	69,444	51,048	36%	228,794	202,445	13%
Natural gas sales	38,226	29,003	32%	156,942	124,226	26%
Natural gas liquids sales	35,103	15,239	130%	125,507	55,385	127%
Other(2)	5,861	38	100%	22,725	170	100%
Petroleum and natural gas sales	363,628	258,013	41%	1,286,866	1,007,004	28%
Royalties	(56,038)	(38,102)	47%	(195,452)	(154,757)	26%
Revenues	307,590	219,911	40%	1,091,414	852,247	28%

(1)	Inclusive of the effective portion of realized gains (losses) from crude oil contracts designated as hedges.
(2)	Inclusive of sulphur revenue and miscellaneous income.

Harvest’s revenue is subject to changes in sales volumes, commodity prices and currency exchange rates. In the fourth quarter of 2011, total petroleum and natural gas sales increased by $105.6 million, compared to the fourth quarter of 2010, mainly due to the increase in sales volumes and realized prices for oil and natural gas liquids. For the year ended December 31, 2011, total petroleum and natural gas sales increased by $279.9 million. The 28% increase in annual revenues is attributable to the 10% increase in realized prices after hedging activities, the 16% increase in sales volumes and the increase in sulphur revenue from the acquired Hunt assets. Sulphur revenue represented $21.3 million (2010 - $0.2 million) of the total in other revenues for the year ended December 31, 2011.

Royalties

Harvest pays Crown, freehold and overriding royalties to the owners of mineral rights from which production is generated. These royalties vary for each property and product and our Crown royalties are based on a sliding scale dependent on production volumes and commodity prices.

Royalties as a percentage of gross revenue for the fourth quarter of 2011 were 15.4% as compared to 14.8% in the same quarter of 2010. The increase is mainly due to the higher oil prices in the fourth quarter of 2011. The annual royalties as a percentage of gross revenue for 2011 were 15.2%, slightly below the 2010 percentage of 15.4% .

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating and Transportation Expenses

	Three Months Ended December 31
					$/boe
	2011	$/boe	2010	$/boe	Change
Power and purchased energy	22,087	3.91	15,412	3.35	0.56
Well servicing	17,606	3.12	13,366	2.90	0.22
Repairs and maintenance	17,476	3.10	10,932	2.37	0.73
Lease rentals and property tax	9,704	1.72	7,233	1.57	0.15
Labor - internal	6,843	1.21	5,419	1.18	0.03
Labor - contract	5,173	0.92	4,146	0.90	0.02
Chemicals	3,941	0.70	2,636	0.57	0.13
Trucking	3,793	0.67	2,535	0.55	0.12
Processing and other fees	9,825	1.74	2,902	0.63	1.11
Other	(23)	-	5,068	1.10	(1.10)
Total operating expenses	96,425	17.09	69,649	15.12	1.97
Transportation and marketing	5,740	1.02	2,634	0.57	0.45

	Year Ended December 31
					$/boe
	2011	$/boe	2010	$/boe	Change
Power and purchased energy	83,092	3.98	59,106	3.28	0.70
Well servicing	61,592	2.95	50,427	2.80	0.15
Repairs and maintenance	60,038	2.88	43,720	2.42	0.46
Lease rentals and property tax	34,728	1.66	30,637	1.70	(0.04)
Labor - internal	28,137	1.35	22,641	1.26	0.09
Labor - contract	19,378	0.93	15,966	0.89	0.04
Chemicals	15,360	0.74	12,981	0.72	0.02
Trucking	13,261	0.64	9,645	0.53	0.11
Processing and other fees	22,643	1.09	13,538	0.75	0.34
Other	12,227	0.58	6,932	0.38	0.20
Total operating expenses	350,456	16.80	265,593	14.73	2.07
Transportation and marketing	29,626	1.42	9,394	0.52	0.90

Operating expenses for the fourth quarter of 2011 totaled $96.4 million, an increase of $26.8 million compared to the same quarter in 2010. The increase in operating expenses is attributable to the acquisition of assets in the first quarter of 2011 combined with increased repairs and maintenance activities and power and purchased energy costs. Operating expenses on a per barrel basis increased to $17.09/boe as compared to $15.12/boe in the fourth quarter of 2010. The 13% increase on a per barrel basis is substantially attributed to higher processing and other fees, repairs and maintenance, power and purchased energy and well servicing costs.

On a year-to-date basis, operating expenses for 2011 totaled $350.5 million, an increase of $84.9 million when compared to 2010, mainly due to acquisition of assets in 2011 and higher power and purchased energy, repairs and maintenance, and well servicing costs. On a per barrel basis, year-to-date operating expenses increased by $2.07/boe (14%) which is mainly attributable to higher power and purchased energy, repairs and maintenance, and processing costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended			Year Ended
	December 31			December 31
($/boe)	2011	2010	Change	2011	2010	Change
Power and purchased energy costs	3.91	3.35	0.56	3.98	3.28	0.70
Realized (gains) losses on electricity risk management contracts	(0.34)	0.16	(0.50)	(0.37)	0.10	(0.47)
Net power and purchased energy costs	3.57	3.51	0.06	3.61	3.38	0.23
Alberta Power Pool electricity price ($/MWh)	76.42	45.97	30.45	76.65	50.78	25.87

Power and purchased energy costs, comprised primarily of electric power costs, represented approximately 24% (2010 – 22%) of our total operating expenses for the year ended December 31, 2011. The 43% increase from the fourth quarter of 2010 is mainly attributable to the higher Alberta electricity price. The power and purchased energy costs for the year ended December 31, 2011 totaled $83.1 million, an increase of 41% compared to 2010, mainly attributable to the higher average Alberta electricity price of $76.65/MWh for the year (2010 - $50.78/MWh) .

Transportation and marketing expenses relate primarily to delivery of natural gas to Alberta’s natural gas sales hub, the AECO Storage Hub, and the cost of trucking clean crude oil to pipeline receipt points. As a result, the total dollar amount of costs generally fluctuates in relation to our sales volumes. Transportation and marketing expenses increased by $0.45/boe or $3.1 million in the fourth quarter of 2011 compared to the fourth quarter of 2010, primarily due to the acquisition of assets in the first quarter of 2011. The $0.90/boe or $20.2 million year-to-date increase is mainly due to Harvest incurring higher oil trucking costs at Hay River and Red Earth in response to the outage of the Plains Rainbow Pipeline during the summer of 2011 combined with the 2011 acquisition of assets.

Operating Netback(1)

	Three Months Ended			Year Ended
	December 31			December 31
			$/boe			$/boe
($/boe)	2011	2010	Change	2011	2010	Change
Petroleum and natural gas sales prior to hedging	64.61	56.03	8.58	62.13	55.85	6.28
Royalties	(9.93)	(8.27)	(1.66)	(9.37)	(8.58)	(0.79)
Operating expenses	(17.09)	(15.12)	(1.97)	(16.80)	(14.73)	(2.07)
Transportation expenses	(1.02)	(0.57)	(0.45)	(1.42)	(0.52)	(0.90)
Operating netback prior to hedging(1)	36.57	32.07	4.50	34.54	32.02	2.52
Hedging gains (losses)(2)	0.21	(0.16)	0.37	(0.16)	(0.10)	(0.06)
Operating netback after hedging(1)	36.78	31.91	4.87	34.38	31.92	2.46

(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(2)	Hedging gains (losses) include the settlement amounts for crude oil and power contracts.

Harvest’s operating netback represents the net amount realized on a per boe basis after deducting directly related costs. In the fourth quarter of 2011, our operating netback prior to hedging increased by $4.50/boe or 14% compared to 2010. On an annual basis, our 2011 operating netback prior to hedging increased by $2.52/boe or 8% over 2010. The increase is primarily attributable to increases in realized commodity prices, partially offset by increases in royalties, operating expenses and transportation expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS

General and Administrative (“G&A”) Expenses

	Three Months Ended		Year Ended
	December 31		December 31
	2011	2010	2011	2010
G&A expenses	17,844	11,440	60,804	45,303
G&A per boe ($/boe )	3.16	2.48	2.91	2.51

For the fourth quarter of 2011, G&A expenses increased by $6.4 million (56%) compared to the same period in the prior year. For 2011, G&A expenses increased by 34% compared to 2010. The increase in G&A is primarily due to increased salary expense, partially resulting from the acquisition of assets in 2011. Approximately 90% of the G&A expenses are related to salaries and other employee related costs. Harvest does not have a stock option program, however there is a long-term incentive program, which is a cash settled plan that has been included in the G&A expense.

Depletion, Depreciation and Amortization (“DD&A”)

	Three Months Ended		Year Ended
	December 31		December 31
	2011	2010	2011	2010
DD&A	149,345	118,183	535,692	470,641
DD&A per boe ($/boe)	26.47	25.66	25.68	26.10

DD&A expenses for the three months and year ended December 31, 2011 increased by $31.2 million and $65.1 million respectively, compared to 2010, mainly due to higher sales volumes.

Capital Asset Additions

	Three Months Ended		Year Ended
	December 31		December 31
	2011	2010	2011	2010
Drilling and completion	98,609	85,280	386,454	222,964
Well equipment, pipelines and facilities	46,002	35,756	195,062	107,933
Geological and geophysical	480	874	15,694	12,719
Land and undeveloped lease rentals	751	6,954	17,959	23,388
Corporate	160	1,508	2,218	1,935
Other	2,832	78	14,753	13,853
Total additions before BlackGold	148,834	130,450	632,140	382,792

BlackGold oil sands (“BlackGold”)
Drilling and completion	8,194	70	23,443	70
Well equipment, pipelines and facilities	19,607	15,146	70,146	18,299
Geological and geophysical	8	445	135	445
Other	2,991	1,779	7,516	2,242
Total BlackGold additions	30,800	17,440	101,240	21,056
Total additions excluding acquisitions	179,634	147,890	733,380	403,848

MANAGEMENT’S DISCUSSION AND ANALYSIS

Below is a summary of the wells drilled by Harvest and the related drilling and completion expenditures in 2011. Harvest’s overall success ratio for 2011 was approximately 98%.

	December 31, 2011
	Three Months Ended			Year Ended
Area	Gross	Net	$	Gross	Net	$
Hay River	6.0	6.0	$16,869	44.0	44.0	$55,720
Red Earth	9.0	8.2	22,004	38.0	34.8	98,642
Rimbey/Markerville/West Central	11.0	7.3	22,593	39.0	21.5	74,139
Lloydminster Heavy Oil/ Hayter/ Murray Lake	2.0	2.0	1,677	35.0	32.5	23,197
Kindersley	9.0	8.8	9,183	30.0	28.1	39,057
SE Saskatchewan	1.0	1.0	2,419	13.0	13.0	17,049
Suffield	-	-	-	9.0	9.0	9,550
Peace Arch	-	-	-	8.0	3.1	7,331
Deep Basin	3.0	1.5	12,876	5.0	3.0	26,714
Other areas	7.0	4.6	10,988	18.0	13.3	35,055
Total before BlackGold	48.0	39.4	$98,609	239.0	202.3	$386,454
BlackGold oil sands	-	-	8,194	12.0	12.0	23,443
Total	48.0	39.4	$106,803	251.0	214.3	$409,897

During 2011, Harvest drilled a total of 251 gross (214.3 net) wells (2010 – 171 gross; 141.4 net wells) with an overall success ratio of 98%. Of the total wells drilled in 2011, Harvest drilled 180 gross (160.5 net) oil wells, 37 gross (21.0 net) gas wells, 30 gross (29.8 net) service wells and 4 gross (3.0 net) dry and abandoned wells. Capital asset additions, excluding BlackGold oil sands, for the year totaled $632.1 million (2010 - $382.8 million). The increase in additions compared to 2010 is mainly due to a more active drilling program in the Company’s large resource oil pools as well as drilling on new lands acquired from Hunt in 2011. In addition, Harvest spent approximately $80.2 million to equip and tie-in wells, $8.3 million to build a compressor station in Crossfield and $3.1 million to build a new trucking terminal in the Hay River area.

In Hay River, Harvest drilled 44 gross wells pursuing medium gravity oil in the Bluesky formation. At Red Earth, Harvest drilled 38 gross wells including 30 gross horizontal wells into the Slave Point light oil formation using multi-stage fracturing technology. Other active oil drilling areas included Kindersley and southeast Saskatchewan where 43 gross wells were drilled. In the Peace Arch area, Harvest drilled 8 gross wells mainly targeting the oil bearing formation with stage stimulated horizontal wells. The Company’s heavy oil drilling program included 44 gross wells in the Lloydminster, Suffield, Hayter and Murray Lake areas. Harvest also drilled 5 gross liquids rich gas wells in the Falher formation in the Deep Basin area. In Rimbey, Markerville and West Central, Harvest drilled 39 gross gas wells pursuing a variety of formations with the Glauconitic formation in the Hoadley trend being the most dominated play.

Harvest also invested in Enhanced Oil Recovery (“EOR”) projects using polymer flooding technology during the year with focus in the Wainwright and Suffield areas. We expect our 2012 production to increase in these areas as a result of the polymer injection.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The fourth quarter of 2011 was more active for Harvest when compared to the same quarter in 2010. Total capital asset additions, excluding BlackGold, for the three months ended December 31, 2011 was $148.8 million, an increase of $18.4 million from the same period in 2010. Spending was up in drilling and well equipment as Harvest accelerated its 2012 winter drilling program for Hay River and Red Earth. Harvest also continued to equip and tie-in wells drilled in the third quarter of 2011.

During the fourth quarter of 2011, Harvest drilled 48 gross (39.4 net) horizontal and vertical wells with an overall success ratio of 98%. Of the wells drilled in the fourth quarter, Harvest drilled 33 gross (30.2 net) oil wells, 14 gross (8.2 net) gas wells and 1 gross (1.0 net) dry and abandoned well. Harvest was most active drilling high netback light oil stage stimulated horizontal wells in the Red Earth and Kindersley areas. A total of 18 gross wells were drilled in Red Earth and Kindersley. Other active oil drilling areas included Lloydminster, southeast Saskatchewan, Cecil, and Hay River where we drilled 12 gross horizontal wells. During the fourth quarter, Harvest also drilled 13 gross liquids rich gas wells and 1 gross dry and abandoned well in the Deep Basin and Rimbey areas.

BlackGold oil sands

The BlackGold oil sands project continued to progress through 2011. During the fourth quarter of 2011, Harvest began drilling the surface holes for the first steam assisted gravity drainage (“SAGD”) well pairs which are expected to be finished in early 2012. In 2011, Harvest invested a total of $101.2 million (2010 - $21.1 million) in the BlackGold oil sands project for engineering and procurement and drilling of 12 observation wells as well as the construction of the central processing facility and well pads.

Decommissioning Liabilities

Harvest’s Upstream decommissioning liabilities at December 31, 2011 were $672.7 million (2010 - $652.6 million) for future remediation, abandonment, and reclamation of Harvest’s oil and gas properties. The increase of $20.1 million during 2011 was a result of $38.0 million of liabilities acquired from Hunt, new liabilities of $28.4 million incurred on new drills, accretion of $23.2 million, partially offset by a revision of estimates of $46.6 million and $22.1 million of reclamation and abandonment expenditures. The total of our decommissioning liabilities are based on management’s best estimate of costs to remediate, reclaim, and abandon our wells and facilities. The costs will be incurred over the operating lives of the assets with the majority being at or after the end of reserve life. Please refer to the “Contractual Obligations and Commitments” section of this MD&A for the payments due for each of the next five years and thereafter in respect of our decommissioning liabilities.

Goodwill

Goodwill is recorded when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of that acquired business. At December 31, 2011, Harvest had $404.9 million (2010 - $404.9 million) of goodwill on the balance sheet related to the Upstream segment. The goodwill balance is assessed annually for impairment or more frequently if events or changes in circumstances occur that would reasonably be expected to reduce the fair value of the acquired business to a level below its carrying amount. Management has assessed goodwill for impairment and determined that there is no impairment at December 31, 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DOWNSTREAM OPERATIONS

Summary of Financial and Operating Results

	Three Months Ended		Year Ended
	December 31		December 31
	2011	2010	2011	2010
FINANCIAL
Refined products sales(1)	1,154,945	1,081,437	3,239,455	3,105,957
Purchased products for processing and resale(1)	1,169,360	1,005,653	3,055,236	2,893,805
Gross margin (loss)(2)	(14,415)	75,784	184,219	212,152

Expenses
Operating	32,517	27,313	108,400	109,514
Power and purchased energy	49,515	40,504	117,275	106,126
Marketing	1,064	1,544	6,293	6,366
General and administrative	441	441	1,764	1,764
Depreciation and amortization	26,798	20,553	91,006	83,091
Operating loss(2)	(124,750)	(14,571)	(140,519)	(94,709)

Capital asset additions	37,532	32,591	284,244	71,234

OPERATING
Feedstock volume (bbl/d)(3)	88,824	111,317	66,417	86,142

Yield (% of throughput volume)(4)
Gasoline and related products	33%	35%	32%	31%
Ultra low sulphur diesel and jet fuel	44%	39%	41%	36%
High sulphur fuel oil	23%	26%	25%	31%
Total	100%	100%	98%	98%

Average refining gross margin (loss) (US$/bbl)(5)	(4.14)	6.13	5.28	5.13

(1)

Refined product sales and purchased products for processing and resale are net of intra-segment sales of $144.8 million and $507.8 million for the three and twelve months ended December 31, 2011, respectively (2010 - $118.7 million and $443.6 million), reflecting the refined products produced by the refinery and sold by the marketing division.

(2)	These are non-GAAP measures; please refer to “Non-GAAP Measures” in this MD&A.
(3)	Barrels per day are calculated using total barrels of crude oil feedstock and vacuum gas oil.
(4)	Based on production volumes after adjusting for changes in inventory held for resale.
(5)	Average refining gross margin is calculated based on per barrel of feedstock throughput.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Refining Benchmark Prices

	Three Months Ended				Year Ended
	December 31				December 31
	2011	2010	Change		2011	2010	Change
WTI crude oil (US$/bbl)	94.06	85.17	10%		95.12	79.53	20%
Brent crude oil (US$/bbl)	109.08	87.32	25%		110.89	80.40	38%
Mars premium (discount) (US$/bbl)	12.76	(0.96)	1429%		12.39	(1.40)	985%
RBOB crack spread (US$/bbl)	16.03	8.00	100%		23.40	9.58	144%
Heating Oil crack spread (US$/bbl)	30.96	13.98	121%		29.03	10.50	176%
High Sulphur Fuel Oil premium (discount) (US$/bbl)	4.53	(11.25)	140%		1.75	(8.96)	120%
U.S. / Canadian dollar exchange rate	0.977	0.987	(1%	)	1.011	0.971	4%

Summary of Gross Margins

	Three Months Ended December 31
	2011			2010
		Volumes			Volumes
		(bbls)	(US$/bbl)		(bbls)	(US$/bbl)
Refinery
Sales
Gasoline products	355,840	3,160	110.02	384,268	4,037	93.95
Distillates	500,560	3,868	126.43	436,703	4,330	99.54
High sulphur fuel oil	251,006	2,504	97.94	226,922	3,084	72.62
Total sales	1,107,406	9,532	113.51	1,047,893	11,451	90.32
Feedstock (1)
Middle Eastern	701,068	5,777	118.56	607,721	7,019	85.46
Russian	176,935	1,446	119.55	211,780	2,453	85.21
South American	-	-	-	33,867	423	79.02
	878,003	7,223	118.76	853,368	9,895	85.12
Vacuum Gas Oil (“VGO”)	125,109	949	128.80	31,367	347	89.22
Total feedstock	1,003,112	8,172	119.93	884,735	10,242	85.26
Other(2)	138,958			99,575
Total feedstock and other costs	1,142,070			984,310
Refinery gross margin (loss)(3)	(34,664)		(4.14)	63,583		6.13

Marketing
Sales	192,368			152,195
Cost of products sold	172,119			139,994
Marketing gross margin(3)	20,249			12,201

Total gross margin (loss)(3)	(14,415)			75,784

(1)	Cost of feedstock includes all costs of transporting the crude oil to the refinery in Newfoundland.
(2)	Includes inventory adjustments and additives and blendstocks
(3)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Year Ended December 31
	2011			2010
		Volumes			Volumes
		(bbls)	(US$/bbl)		(bbls)	(US$/bbl)
Refinery
Sales
Gasoline products	1,055,020	9,309	114.58	985,737	10,838	88.31
Distillates	1,385,985	11,073	126.54	1,251,160	13,188	92.12
High sulphur fuel oil	628,518	6,679	95.14	744,628	10,195	70.92
Total sales	3,069,523	27,061	114.68	2,981,525	34,221	84.60
Feedstock (1)
Middle Eastern	2,172,600	20,938	104.90	1,713,780	21,456	77.56
Russian	178,246	1,460	123.43	485,884	5,884	80.18
South American	-	-	-	211,318	2,978	68.90
	2,350,846	22,398	106.11	2,410,982	30,318	77.22
Vacuum Gas Oil (“VGO”)	220,656	1,844	120.98	95,519	1,124	82.52
Total feedstock	2,571,502	24,242	107.24	2,506,501	31,442	77.41
Other(2)	371,463			308,928
Total feedstock and other costs	2,942,965			2,815,429
Refinery gross margin(3)	126,558		5.28	166,096		5.13

Marketing
Sales	677,738			568,001
Cost of products sold	620,077			521,945
Marketing gross margin(3)	57,661			46,056

Total gross margin(3)	184,219			212,152

(1)	Cost of feedstock includes all costs of transporting the crude oil to the refinery in Newfoundland.
(2)	Includes inventory adjustments, additives and blendstocks and purchase of product for local sales
(3)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

Feedstock throughput averaged 88,824 bbl/d in the fourth quarter of 2011, a decrease of 20% from 111,317 bbl/d in the fourth quarter of the prior year, reflecting the strategic decision to reduce rates in light of declining refining margins. The daily average throughput rate for the year ended December 31, 2011 is 23% lower than the prior year as a consequence of an extended planned maintenance shutdown in 2011, the pre-start-up and commissioning of the new heat exchangers for the platformer and naphtha hydrotreater units and a reduction in throughput rates in the fourth quarter of 2011 due to declining refining margins.

The Downstream operations’ refining gross margin is impacted by several factors including the configuration of the refinery product yields, timing of sales under the SOA, transportation costs, location differentials, quality differentials and variability in throughput volume over a given period of time. Product pricing under the SOA is based primarily on New York Harbour reference prices whereas feedstock costs are determined by crude oil reference prices and feedstock crude quality.

Refinery sales increased by $59.5 million in the fourth quarter of 2011 from $1,047.9 million in the same quarter of 2010 and increased $88.0 million for the year ended December 31, 2011 as compared to the prior year mainly as a result of higher market prices on refined products that have been partially offset by lower sales volumes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The cost of our feedstock in the fourth quarter of 2011 was a US$25.87/bbl premium to the benchmark WTI as compared to a premium of US$0.09/bbl in the same period of the prior year. Similarly, the cost of feedstock for the year ended December 31, 2011 was a US$12.12/bbl premium to the benchmark WTI as compared to a discount of US$2.12/bbl in 2010. The change from a discount to a premium in 2011 is a result of the wide spread between WTI and Brent.

The decrease in the refinery gross margin of $98.2 million for the three months ended December 31, 2011 as compared to the prior year reflects lower throughput volumes and the negative impact of the high cost of crude oil at a time when product prices were falling. For the year ended December 31, 2011, refinery gross margin decreased by 24% as compared to the prior year mainly as a result of the fourth quarter negative refining margins.

The relatively strong Canadian dollar in 2011 has also reduced the contribution from our refinery operations as compared to the prior year as substantially all of the gross margin, cost of purchased energy and marketing expense are transacted in U.S. dollars.

The gross margin from the marketing operations is comprised of the margin from both the retail and wholesale distribution of gasoline and home heating fuels as well as the revenues from marine services including tugboat revenues, and for 2011, the inclusion of the US$10 million settlement from the business interruption claim relating to the fire in the first quarter of 2010.

Operating Expenses

	Three Months Ended December 31
	2011			2010
	Refining	Marketing	Total	Refining	Marketing	Total
Operating cost	26,634	5,883	32,517	22,965	4,348	27,313
Power and purchased energy	49,515	-	49,515	40,504	-	40,504
	76,149	5,883	82,032	63,469	4,348	67,817
($/bbl of feedstock throughput)
Operating cost	3.26	-	-	2.24	-	-
Power and purchased energy	6.06	-	-	3.96	-	-
	9.32	-	-	6.20	-	-

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Year Ended December 31
	2011			2010
	Refining	Marketing	Total	Refining	Marketing	Total
Operating cost	88,424	19,976	108,400	92,655	16,859	109,514
Power and purchased energy	117,275	-	117,275	106,126	-	106,126
	205,699	19,976	225,675	198,781	16,859	215,640
($/bbl of feedstock throughput)
Operating cost	3.65	-	-	2.95	-	-
Power and purchased energy	4.84	-	-	3.37	-	-
	8.49	-	-	6.32	-	-

The refining operating cost per barrel of feedstock throughput increased by 46% and 24% for the three months and year ended December 31, 2011 respectively, as compared to the same periods in the prior year, reflecting lower throughput volumes in 2011. Power and purchased energy, consisting of low sulphur fuel oil (“LSFO”) and electricity, is required to provide heat and power to refinery operations. The power and purchased energy cost per barrel of feedstock throughput increased by 53% from the fourth quarter of 2010 and 44% from the year ended December 31, 2010. The increase in costs is mainly the result of higher prices in 2011, and is partially offset by lower consumption due to lower feedstock throughput.

Capital Asset Additions

Capital asset additions for the three months and year ended December 31, 2011 totaled $37.5 million and $284.2 million, respectively (2010 - $32.6 million and $71.2 million), relating to various capital improvement projects including $8.6 million and $62.6 million, respectively (2010 - $16.2 million and $38.1 million), for the debottlenecking project. Other additions in 2011 include turnaround costs of $102.4 million, catalyst replacement of $32.2 million, tubing and piping replacement of $26.0 million and other significant capital work completed during the turnaround period.

Depreciation and Amortization Expense

	Three Months Ended December 31		Year Ended December 31
	2011	2010	2011	2010
Refining	25,952	19,674	87,346	79,615
Marketing	846	879	3,660	3,476
Total depreciation and amortization	26,798	20,553	91,006	83,091

The process units are amortized over an average useful life of 20 to 30 years and turnaround costs are amortized to the next scheduled turnaround. The increase in refining depreciation in 2011 as compared to 2010 is a consequence of the increased capital and turnaround expenditures completed during the year.

Decommissioning Liabilities

Harvest’s Downstream decommissioning liabilities result from our ownership of the refinery and marketing assets. At December 31, 2011, Harvest’s Downstream decommissioning liabilities were $14.6 million (2010 - $10.4 million), relating to the reclamation and abandonment of these assets with an expected abandonment date of 2069.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK MANAGEMENT, FINANCING AND OTHER

Cash Flow Risk Management

The Company enters into crude oil and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales. Harvest designates all of its crude oil derivative contracts and certain foreign exchange contracts as cash flow hedges, which are entered into for periods consistent with the forecast petroleum sales. Harvest also enters into electricity price swap contracts to manage some of its price risk exposures. These swap contracts are not designated as hedges and are entered into for periods consistent with forecast electricity purchases. The following is a summary of Harvest’s risk management contracts outstanding at December 31, 2011:

Contracts Designated as Hedges

Contract
Quantity	Type of Contract	Term	Contract Price	Fair Value
4,200 bbls/day	Crude oil price swap	2012	US $111.37/bbl	$19,718
US $468/day	Foreign exchange swap	2012	$1.0236 Cdn/US	444
			Total	$20,162

Any gains and losses recognized on risk management contracts are generally recorded in net income except for when hedge accounting is applied. When risk management contracts qualify for hedge accounting, the fair value of the hedges is recorded in risk management contracts assets or liabilities. The changes in the fair value are reported in other comprehensive income ("OCI") until the settlement of the contracts, except for the ineffective portion of the changes which is reported in net income. Upon settlement of the contracts, the gains or losses previously reported in OCI are reclassified to net income.

The following is a summary of Harvest’s realized and unrealized (gains) losses on risk management contracts:

	Three Months Ended December 31
	2011			2010
Contracts not designated as hedges	Power	Currency	Total	Power	Currency	Total
Realized (gains) losses	(1,937)	-	(1,937)	718	-	718
Unrealized (gains) losses	2,461	163	2,624	(1,980)	192	(1,788)
(Gains) losses recognized in net income	524	163	687	(1,262)	192	(1,070)

Contracts designated as hedges			Crude Oil			Crude Oil
Realized (gains) losses
Reclassified from OCI to revenues, net of tax			685			-
Ineffective portion recognized in net income			(148)			-
			537			-
Unrealized (gains) losses
Recognized in OCI, net of tax			33,411			5,020
Ineffective portion recognized in net income			842			702
			34,253			5,722

Net (gains) losses recognized in net income outside of revenues			1,381			(368)

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Year Ended December 31
	2011			2010
Contracts not designated as hedges	Power	Currency	Total	Power	Currency	Total
Realized (gains) losses	(7,730)	-	(7,730)	1,808	-	1,808
Unrealized (gains) losses	1,008	-	1,008	(3,060)	-	(3,060)
(Gains) losses recognized in net income	(6,722)	-	(6,722)	(1,252)	-	(1,252)

Contracts designated as hedges			Crude Oil			Crude Oil
Realized (gains) losses
Reclassified from OCI to revenues, net of tax			7,050			-
Ineffective portion recognized in net income			1,730			-
			8,780			-
Unrealized (gains) losses
Recognized in OCI, net of tax			(26,471)			5,020
Ineffective portion recognized in net income			(1,754)			702
			(28,225)			5,722

Net (gains) losses recognized in net income outside of revenues			(6,746)			(550)

Financing Costs

	Three Months Ended December 31		Year Ended December 31
	2011	2010	2011	2010
Bank loan	2,946	703	7,972	4,947
Convertible debentures	12,456	12,800	49,706	51,926
Senior notes	9,266	8,521	35,657	20,897
Amortization of deferred finance charges	214	281	881	750
Interest and other financing charges	24,882	22,305	94,216	78,520
Capitalized interest	(2,746)	(397)	(8,640)	(397)
	22,136	21,908	85,576	78,123
Accretion of decommissioning liabilities	5,889	5,609	23,551	22,685
Total finance costs	28,025	27,517	109,127	100,808

Interest and other financing charges for the three months and year ended December 31, 2011, including the amortization of related financing costs, increased by $2.6 million (12%) and $15.7 million (20%) respectively, compared to 2010.

Interest expense on Harvest’s bank loan for the three and twelve months ended December 31, 2011 increased by $2.2 million and $3.0 million respectively, due to the increase in the amount of loan principal outstanding. The effective interest rate for interest charges on our bank loan for the three months and year ended December 31, 2011 was 3.10% and 3.03% respectively, compared to 3.74% and 3.65% in 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest expense on senior notes increased by 9% and 71% for the three months and year ended December 31, 2011 respectively, compared to 2010. The year-to-date increase is due to the higher principal balance of the 6 7/8% senior notes issued in the fourth quarter of 2010, as compared to the 7 7/8% senior notes that were fully redeemed by the end of 2010.

During the three months and year ended December 31, 2011, interest expense of $2.7 million and $8.6 respectively, was capitalized to the BlackGold project and the Downstream debottlenecking project (2010 - $0.4 million).

Currency Exchange

Currency exchange gains and losses are attributed to the changes in the value of the Canadian dollar relative to the U.S. dollar on our U.S. dollar denominated 6 7/8% Senior Notes and on any U.S. dollar denominated monetary assets or liabilities. At December 31, 2011, the Canadian dollar had strengthened compared to September 30, 2011, resulting in an unrealized foreign exchange gain of $7.6 million (2010 - $3.4 million gain) for the fourth quarter of 2011. For the year of 2011, Harvest recognized an unrealized foreign exchange loss of $2.6 million (2010 - $1.9 million gain) as a result of the weakening of the Canadian dollar relative to the U.S. dollar from $0.99 Cdn/U.S. at December 31, 2010 to $1.02 Cdn/U.S. at December 31, 2011. Harvest recognized a realized foreign exchange loss of $2.7 million (2010 - $6.8 million gain) and gain of $6.5 million (2010 - $1.5 million gain) for the three months and year ended December 31, 2011 respectively, as a result of the settlement of U.S. dollar denominated transactions.

The cumulative translation adjustment recognized in other comprehensive income represents the translation of the Downstream operations’ U.S. dollar functional currency financial statements to Canadian dollars. During the three months and year ended December 31, 2011, Downstream operations recognized a net cumulative translation loss of $28.8 million and gain of $21.5 million respectively (2010 – losses of $32.1 million and $45.9 million). The net cumulative translation loss in the fourth quarter of 2011 resulted from the strengthening of the Canadian dollar relative to the U.S. dollar at December 31, 2011 compared to September 30, 2011. Conversely, the Canadian dollar relative to the U.S. dollar weakened at December 31, 2011 compared to December 31, 2010, resulting in a net cumulative translation gain for the year of 2011. As Downstream operations’ functional currency is denominated in U.S. dollars, the strengthening of the U.S. dollar would result in gains from decommissioning liabilities, pension obligations, accounts payable and other balances that are denominated in Canadian dollars, which partially offset the unrealized losses recognized on the senior notes and Upstream U.S. dollar denominated monetary items.

Deferred Income Taxes

For the three months and year ended December 31, 2011, Harvest recorded a deferred income tax recovery of $37.0 million and $29.9 million respectively (2010 – recovery of $14.7 million and $65.1 million). Our deferred income tax liability will fluctuate during each accounting period to reflect changes in the temporary differences between the book value and tax basis of assets as well as legislative tax rate changes. Currently, the principal source of our temporary differences is the net book value of the Company’s property, plant and equipment and the unclaimed tax pools.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Related Party Transactions

The following provides a summary of the related party transactions between Harvest and KNOC in 2010 and 2011:

  On August 6, 2010, Harvest acquired the BlackGold oil sands project assets from KNOC for $374.2 million, representing the fair value of the assets acquired. The acquisition was paid for with the issuance of shares to KNOC.
  Harvest has a Global Technology and Research Centre (“GTRC”), which is used as a training facility for KNOC personnel. For the year ended December 31, 2011, Harvest billed KNOC and certain subsidiaries of KNOC for a total of $1.6 million (2010 – $0.2 million) primarily related to technical services provided by Harvest’s GTRC. As at December 31, 2011, $1.1 million (2010 - $0.1 million) remains outstanding from KNOC in accounts receivable.
  For the year ended December 31, 2011, amounts billed by KNOC to Harvest totaled $0.6 million (2010 – $nil). The amounts billed were mainly related to reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest. As at December 31, 2011, $0.6 million (2010 - $nil) remains outstanding in accounts payable.
  As at September 30, 2011, North Atlantic had committed to purchase $322.5 million of crude feedstock from KNOC, which Macquarie has taken over under the SOA.

LIQUIDITY

Harvest manages its cash requirements by optimizing the capital structure of the Company and maintaining sufficient liquid financial resources to cost-effectively fund obligations as they come due. The Company’s liquidity needs are met through the following sources: cash generated from operations, borrowings under our long-term credit facility, long-term debt issuances and capital injections by KNOC. Harvest’s primary uses of funds are operating expenses, capital expenditures, and interest and principal payments on debt instruments.

Cash flow from operating activities for the year ended December 31, 2011 was $560.5 million, compared to $439.2 million in 2010. For the year ended December 31, 2011, the change in non-cash working capital relating to operating activities was a surplus of $51.1 million (2010 – surplus of $32.3 million), and $22.1 million (2010 - $20.3 million) was incurred in the settlement of decommissioning liabilities. During 2011, Harvest’s financing activities provided $848.8 million of cash, including $505.4 million of capital injection from KNOC and $343.3 million of net borrowings from the credit facility. Harvest funded $1,013.2 million of capital additions and net asset acquisition activities in 2011 with cash generated from operating activities and financing activities. The acquisition of the Hunt assets in 2011 was funded primarily by the capital injection from KNOC.

Harvest had a working capital deficiency of $265.6 million as at December 31, 2011, as compared to a $20.3 million deficiency at December 31, 2010. The negative working capital in 2011 was primarily related to the classification of $107.1 million of convertible debentures as current liabilities, the use of the $40 million deposit paid in 2010 for the Hunt assets acquisition, and accrued liabilities relating to capital expenditures during the period, partially offset by increased assets arising from the risk management contracts. The Company’s working capital is expected to fluctuate from time to time, and will be funded from cash flows from operations and borrowings from the credit facility, as required.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Future development activities and acquisitions in our Upstream business as well as the maintenance program in our Downstream business will likely be funded from cash flow from operating activities, while we will generally rely on funding more significant acquisitions and growth initiatives from some combination of cash flow from operating activities, issuances of incremental debt and capital injections from KNOC. Should incremental debt not be available to us through debt capital markets, our ability to make the necessary expenditures to enhance or expand our assets may be impaired. Harvest’s liquidity is closely related to its ability to generate cash from operating activities, which is affected by changes in commodity prices, market demands for petroleum and natural gas products and the operating performances of both our Upstream and Downstream assets. Harvest enters into risk management contracts (refer to the “Cash Flow Risk Management” section of this MD&A) to protect the Company from cash flow fluctuations due to commodity price changes.

Through a combination of cash available at December 31, 2011, cash from operating activities and available undrawn credit facility, it is anticipated that Harvest will have adequate liquidity to fund future operations, debt repayments and forecasted capital expenditures (excluding any major acquisitions). Our 2012 capital program, excluding acquisitions for Upstream and Downstream, is budgeted to be $770 million. Harvest has the ability to modify our capital program in response to changes in commodity prices, market conditions, and cash flows. Refer to the “Contractual Obligations and Commitments” section of this MD&A for Harvest’s future commitments and the discussion below on certain significant items.

BlackGold Oil Sands Project

Harvest signed an engineering, procurement and construction (“EPC”) contract in 2010 for phase 1 of the BlackGold project, of which $92.4 million (including a $31.1 million deposit) has been paid to the end of 2011. Together with capital expenditures relating to drilling and completion of 12 wells, Harvest has invested $122.3 million since acquiring the assets in 2010. For 2012, $215 million of the capital expenditure program is allocated to the continued development of BlackGold. Harvest plans to fund the capital expenditures with cash flows from operating activities and the undrawn credit facility.

The Company is engaging in an active drilling program under which the drilling of 30 wells (15 well pairs) are expected to be completed between now and the end of 2012. During the fourth quarter of 2011, Harvest began drilling the first SAGD well with completion expected in early 2012. Other near-term activities include completion of the detailed engineering work, site preparation and the commencement of major equipment fabrication. While work continues on phase 1, phase 2 of the project, which is targeted to increase production capacity to 30,000 bbl/d, is in the regulatory approval process. The BlackGold project faces similar cost and schedule pressures as other oil sand projects, including shortage of skilled labor, rising costs, and logistics issues surrounding module transportation; phase 1 production is now expected to start in 2014.

Supply and Offtake Agreement (“SOA”)

In April 2011, Vitol provided Harvest a six-month notice to terminate the SOA at the end of October 2011. On October 11, 2011, the Company entered into a new SOA with Macquarie. Effective November 1, 2011, Macquarie started supplying the Company with feedstocks and purchasing certain finished products from the Company. The Company provides storage tanks for the feedstock and finished products and is accountable for services related to the storage and handling of the feedstock and finished products at the refinery, including vessel loading and offloading. The new SOA is an evergreen arrangement with an initial one year term.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The supply and off take agreement also requires both Harvest and Maquarie’s parent, Macquarie Bank Ltd, to provide reciprocal guarantees of US$75 million to each other in order to mitigate the risk of either counter party being unable to settle a net payable amount.

Contractual Obligations and Commitments

Harvest has recurring and ongoing contractual obligations and commitments entered into in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and land lease obligations. As at the end of December 31, 2011, Harvest has the following significant contractual commitments:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	106,796	390,598	595,464	508,500	1,601,358
Debt interest payments(1)	92,360	139,745	79,182	26,220	337,507
Purchase commitments(2)	207,207	48,409	1,143	-	256,759
Operating leases	9,368	15,267	2,187	564	27,386
Transportation agreements(3)	13,936	22,606	9,680	317	46,539
Feedstock and other purchase commitments(4)	776,092	-	-	-	776,092
Employee benefits(5)	4,534	7,828	4,944	3,837	21,143
Decommissioning liabilities(6)	12,782	58,989	33,805	1,343,584	1,449,160
Total	1,223,075	683,442	726,405	1,883,022	4,515,944

(1)	Assumes constant foreign exchange rate.
(2)	Relates to drilling commitments, AFE commitments, BlackGold capital commitment and Downstream capital commitments.
(3)	Relates to firm transportation commitments.
(4)	Includes commitments to purchase refinery crude stock and refined products for resale under the SOA with Macquarie.
(5)	Relates to the expected contributions to employee benefit plans and employee long-term incentive plan payments.
(6)	Represents the undiscounted obligation by period.

Off Balance Sheet Arrangements

As at December 31, 2011, Harvest has no off balance sheet arrangements in place.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL RESOURCES

The following table summarizes our capital structure as at December 31, 2011 and December 31, 2010 and provides the key financial ratios defined in Harvest’s credit facility agreement.

	December 31, 2011	December 31, 2010
Debts
Bank loan(1)	$358,885	$14,000
Convertible debentures, at principal amount	733,973	733,973
Senior notes, at principal amount (US$500 million)(2)	508,500	497,300
	1,601,358	1,245,273

Shareholder’s Equity
386,078,649 common shares issued at December 31, 2011(3)	3,453,644	-
335,535,047 common shares issued at December 31, 2010	-	3,016,855
	$5,055,002	$4,262,128

Financial Ratios(4) (5)
Secured Debt to Annualized EBITDA(6)	0.73	0.06
Total Debt to Annualized EBITDA(7)	2.72	2.39
Secured Debt to Total Capitalization(6) (8)	10%	1%
Total Debt to Total Capitalization(7) (8)	36%	31%

(1)	The bank loan net of deferred financing costs is $355.6 million (2010 - $11.4 million).
(2)	Principal amount converted at the period end exchange rate.
(3)	As at February 29, 2012, the number of common shares issued is 386,078,649.
(4)	Calculated based on Harvest’s credit facility covenant requirements (see note 10 of the December 31, 2011 financial statements).
(5)	The financial ratios and their components are non-GAAP measures; please refer to the “Non-GAAP Measures” section of this MD&A.
(6)

Secured debt includes bank loan of $355.6 million (2010 - $11.4 million), letters of credit of $8.7 million (2010 - $2.5 million), and guarantees of $92.1 million (2010 - $15.1 million) at December 31, 2011.

(7)	Total debt includes the secured debt, convertible debentures of $742.1 million (2010 - $745.3 million) and senior notes of $495.7 million (2010 - $482.4 million) at December 31, 2011.
(8)	Total capitalization includes total debt and shareholder’s equity less equity attributed to BlackGold of $459.9 million at December 31, 2011 and 2010.

During 2011, Harvest maintained a corporate credit rating of BB- (Stable outlook) and Ba2 (Stable outlook) from Standard and Poor’s Rating Services (“S&P”) and Moody’s Investors Service (“Moody’s”) respectively. Our credit rating for the 6 7/8% senior notes from S&P and Moody’s also remained unchanged from the prior year at “BB-“ and “Ba1”.

Bank Loan

At the time of the purchase of Harvest Energy Trust (“Trust”) by KNOC Canada on December 22, 2009, the Trust had renegotiated a temporary credit facility of $600 million with the maturity date of April 30, 2010. On April 30, 2010, Harvest entered into an amended and extended credit facility maturing April 30, 2013 and the facility was reduced from $600 million to $500 million.

On April 29, 2011, Harvest further extended the term of its credit facility by 2 years to April 30, 2015. The minimum rate charged on the credit facility was amended on April 29, 2011, decreasing the floating rate from 200 bps to 175 bps over bankers’ acceptance rates, to the extent that Harvest’s secured debt to EBITDA ratio remains below or equal to one.

MANAGEMENT’S DISCUSSION AND ANALYSIS

On December 16, 2011, the credit facility was amended to increase the capacity of the facility from $500 million to $800 million and the minimum rate charged on the credit facility decreased further from 175 bps to 160 bps over bankers’ acceptance rates. The determination of the financial covenants remains unchanged and is in note 10 of the December 31, 2011, audited consolidated financial statements. At December 31, 2011, Harvest is in compliance with all covenants under the credit facility.

As at December 31, 2011, Harvest had $441.1 million of unutilized borrowing capacity under the credit facility. The unused borrowing capacity and the option to increase the capacity limit to $1.0 billion provide Harvest the flexibility to manage fluctuations in its liquidity needs.

Convertible Debentures

At December 31, 2011, Harvest had $734.0 million (2010 - $734.0 million) of principal amount of convertible debentures issued in four series with the earliest maturity date in 2012. As a result of KNOC’S acquisition of Harvest Energy Trust in 2009, the debentures are no longer convertible into units but investors would receive $10.00 for each unit notionally received based on each series conversion rate. Because every series of debentures carry a conversion price that exceeds $10.00 per unit, it is assumed that no investor would exercise their conversion option.

The debentures may be redeemed by Harvest at its option in whole or in part prior to their respective redemption dates. The redemption price for the first redemption period is at a price equal to $1,050 per debenture and at $1,025 per debenture during the second redemption period. After the second redemption period, the debentures are redeemable at par. Any redemption will include accrued and unpaid interest at such time. Please refer to note 12 of the December 31, 2011, audited consolidated financial statements for details of the redemption periods.

The 6.4% series convertible debentures with a face value of $106.8 million will be maturing on October 31, 2012. Harvest plans to repay the debenture holders on maturity date through a combination of cash on hand, incremental borrowing from the credit facility, debt issuance and capital injection.

Senior Notes

Harvest had $508.5 million (2010 - $497.3 million) of principal amount of senior notes outstanding at December 31, 2011. These notes are guaranteed by all of Harvest’s existing and future restricted subsidiaries that guarantee the credit facility and future restricted subsidiaries that guarantee certain debt. Prior to maturity, redemptions are permitted in whole or in part, at any time at a redemption price equal to the greater of 100% of the principal amount redeemed and the make-whole redemption premium plus any unpaid interest to the redemption date. Harvest may also redeem all of the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

The covenants of the senior notes, among other things, restrict the sale of assets, restrict Harvest’s ability to enter into certain types of transactions with affiliates and restrict Harvest’s ability to pay dividends or make other restricted payments. It also restricts the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio as defined of less than 2.0 to 1. Notwithstanding the interest coverage ratio limitation, the incurrence of additional secured indebtedness under the credit facility may be limited to the greater of $1.0 billion and 15% of total assets. At December 31, 2011, Harvest is in compliance with all covenants under the senior notes. Interest coverage ratio is a defined term within the senior notes agreement and is considered a non-GAAP measure which may not be comparable with similar non-GAAP measures used by other entities. Please refer to the “Non-GAAP measures” section of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS

The following table and discussion highlights our fourth quarter of 2011 results relative to the preceding 7 quarters:

	2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
FINANCIAL
Revenues	1,462,535	837,381	782,030	1,248,923	1,301,348	1,001,203	1,067,341	588,312
Net income (loss)	(73,885)	(49,204)	(19,529)	37,961	(12,333)	(26,082)	(22,796)	(19,952)
Cash from operating activities	144,625	161,499	107,588	146,777	142,134	97,412	121,830	77,808
Total long-term financial debt	1,486,170	1,509,773	1,384,862	1,244,825	1,239,024	1,251,658	1,153,972	1,150,321
Total assets	6,284,370	6,483,568	6,121,547	6,041,118	5,388,740	5,303,486	4,764,141	4,757,865

OPERATIONS
Upstream
Daily sales volumes (boe/d)	61,324	58,548	55,338	53,331	50,054	47,777	49,597	50,178
Realized price prior to hedges ($/boe)	64.61	57.85	66.73	59.19	56.03	52.71	54.41	60.17
Downstream
Average daily throughput (bbl/d)	88,824	41,756	38,016	97,438	111,317	96,514	94,833	41,016
Average refining margin (loss) ($US/bbl)	(4.14)	10.44	8.09	10.96	6.13	3.02	8.56	-

The quarterly revenues and cash from operating activities are mainly impacted by the Upstream sales volumes, realized prices and operating expenses and Downstream throughput volumes, cost of feedstock and realized prices. Significant items that impacted Harvest’s quarterly revenues include:

  Revenues were the highest in the fourth quarter of 2011, followed by the fourth quarter of 2010, reflecting higher commodity prices and stronger sales volumes in the Upstream operations. Revenues were the lowest in the first quarter of 2010, primarily due to the shutdown of the refinery units due to a fire and the relating repairs in the Downstream operations.
  The lower revenue in the second and third quarters of 2011 was due to lower Downstream sales as a result of lower throughput due to a planned shutdown, partially offset by increased Upstream sales from the Hunt assets and higher commodity prices.
  The increasing Upstream sales volumes since the third quarter of 2010 were mainly attributable to the acquisition of oil and gas assets in the third quarter of 2010 and first quarter of 2011.
  Downstream’s refining margin/bbl increased in the first and third quarter of 2011, reflecting the improving global refining crack spreads. The decrease in the second quarter of 2011 is due to a planned shutdown of the refinery units. In the fourth quarter of 2011, Downstream realized a loss reflecting the high cost of crude oil feedstock and decreasing gasoline prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net income (loss) reflects both cash and non-cash items. Changes in non-cash items including deferred income tax, DD&A expense, accretion of decommissioning liabilities, impairment of long-lived assets, unrealized foreign exchange gains and losses, and unrealized gains and losses on risk management contracts impact net income (loss) from period to period. For these reasons, the net income (loss) may not necessarily reflect the same trends as revenues or cash from operating activities, nor is it expected to.

Total assets increased from the second quarter of 2010 to the third quarter of 2010 due to the acquisition of the BlackGold assets in August 2010 and certain oil and gas assets in September 2010. The increase in the first quarter of 2011 was due to the acquisition of the Hunt assets and Harvest’s active winter drilling programs. The third quarter of 2011 increase was due to Harvest’s active capital programs, the Downstream exchange adjustment on capital assets denominated in Canadian dollars and the value of risk management contracts at that time. The decrease in total assets in the fourth quarter of 2011 was mainly due to a reduction in net book value associated with depletion and depreciation charges.

OUTLOOK

Harvest actively monitors commodity prices and overall market conditions on an ongoing basis and will continue to manage commodity price volatility through a combination of prudent capital expenditures funded largely through operating cash flows, maintaining a solid balance sheet and hedging commodity prices as appropriate to support our strategy.

Upstream

Harvest’s Upstream operations (excluding BlackGlold) has a capital budget of approximately $435 million for 2012. Of the Upstream budget, approximately 65% will be allocated to drilling activities. Harvest plans to drill 155 wells in 2012 with the majority of the activity taking place within the first few months of the year in a very active winter drilling program. We will also continue investing in Enhanced Oil Recovery (“EOR”) and optimization activities with approximately 15% of the Upstream budget.

Our focus will continue to be on our oil weighted and NGLs rich natural gas assets as our asset base is predominantly large pools of light/medium and heavy crude oils that have significant opportunity for development through drilling or optimization. This is complemented by liquids-rich natural gas opportunities with attractive economics, despite low natural gas prices. We expect production volume from the Upstream operations to average 60,000 boe/d for 2012, weighted approximately 30% percent natural gas and 70% percent crude oil and NGLs.

Cost guidance for 2012 includes royalties at 16% of revenue, operating costs to average approximately $15.00/boe and general & administrative costs averaging $2.80/boe.

Harvest has allocated 2012 capital spending of $215 million for the BlackGold oil sands project. The 2012 activities for the BlackGold team will be module assembly, facility construction and an active drilling program in which 30 wells (15 SAGD well pairs) are currently underway. First oil production of 10,000 bbl/d is expected in 2014 and we anticipate ERCB approval in 2012 for an additional 20,000 bbl/d for phase 2 expansion of the project.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Downstream

Harvest’s Downstream operations have a 2012 capital budget of $120 million. Approximately 50% is earmarked for projects involving low cost and simple debottlenecking of existing process units and tanks to enhance distillate yields and improve operating costs, energy efficiency and operating reliability. We have also budgeted approximately 25% for mandatory maintenance projects with the remainder on smaller value-add projects.

Harvest anticipates throughput volume to average 100,000 to 106,000 bbl/d in 2012, with operating costs and purchased energy costs aggregating to approximately $7.00/bbl.

Corporate

Harvest maintains a strong credit rating and healthy balance sheet which includes our convertible debentures, 67/8% senior notes, and extendible revolving credit facility, balanced with KNOC-held equity. Our exposure to interest rate fluctuations will continue to be managed through maintaining a mix of financing that carries both floating and fixed interest rates. We will extend maturities as appropriate when our obligations mature or become eligible for repayment.

At December 31, 2011, Harvest had $734.0 million of principal amount of convertible debentures issued in four series. On October 31, 2012, Harvest’s 6.40% convertible debentures (TSX: HTE.DB.D) will mature in the amount of $106.8 million. This series of debentures is currently redeemable at par, as are next year’s maturing series of 7.25% debentures. At maturity, Harvest plans to repay the indebtedness through a combination of cash on hand, undrawn credit facility, debit issuance and capital injection.

While we do not speculate on commodity prices or refining margin, we do enter into risk management contracts from time-to-time to mitigate some portion of our price volatility with the objective of stabilizing our cash flow from operating activities. For the remainder of 2012, we have 4,200 bbl/d of WTI hedges under contract with an average price of US $111.37/bbl.

Future development activities and acquisitions in our Upstream business, as well as the maintenance and optimization program in our Downstream business, will be funded substantially from cash generated by operating activities. Funding of more significant acquisitions and growth initiatives will generally rely on a combination of cash from operating activities, incremental debt and capital injections from KNOC.

Harvest is focused on environmental, health and safety issues both in the Upstream and in the Downstream segments of our business. We use responsible practices to ensure the protection of people and the environment. Safety is at the core of our operations and is of utmost importance as we strive to always protect our people, our neighbors and the environment that we all share. As a result, we continue to show better than industry average performance on many EH&S measures in our businesses.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below:

Reserves

The provision for depletion and depreciation of Upstream assets is calculated on the unit-of-production method based on proved developed reserves. As well, reserve estimates impact net income through the application of impairment tests. Revisions or changes in the reserve estimates can have either a positive or a negative impact on net income and property, plant and equipment (“PP&E”).

The process of estimating reserves is complex and requires significant judgments based on available geological, geophysical, engineering and economic data. In the process of estimating the recoverable oil and natural gas reserves and related future net cash flows, Harvest incorporates many factors and assumptions, such as:

  expected reservoir characteristics based on geological, geophysical and engineering assessments;
  future production rates based on historical performance and expected future operating and investment activities;
  future commodity prices and quality differentials;
  discount rates; and
  future development costs.

On an annual basis, the Company engages qualified, independent reserve evaluators to evaluate Harvest’s reserve data.

Impairment of long-lived assets

Long-lived assets (goodwill, PP&E and exploration and evaluation assets) are aggregated into cash-generating units (“CGUs”) based on their ability to generate largely independent cash flows and are used for impairment testing. The determination of the Company's CGUs is subject to significant judgment; product type, internal operational teams, geology and geography were key factors considered when grouping Harvest’s oil and gas assets into the CGUs.

The recoverable amounts of CGUs and individual assets are determined based on the higher of value-in-use calculations and estimated fair values less costs to sell. To determine the recoverable amounts, Harvest uses reserve estimates and future commodity prices for the Upstream operations and expected future refining margins and capital spending plans for the Downstream operations. The estimates of future commodity prices, refining margins and discount rates require significant judgments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the year ended December 31, 2011, Harvest recorded an impairment loss of $nil (2010 - $13.7 million) to PP&E. An increase of 50 bps in the pre-tax discount rate would result in an impairment of $38.4 million, while a 10% decrease in gross margin would result in an impairment of $222.3 million in Downstream PP&E.

Exploration and evaluation (“E&E”) assets

The decision to transfer assets from E&E to PP&E is dependent on the technical feasibility and commercial viability of the related E&E projects. Such decision is subject to management’s judgment and use of estimates such as reserves, future commodity prices and discount rates.

Decommissioning liabilities

In the determination of decommissioning liabilities, management is required to make a significant number of estimates and assumptions with respect to activities that will occur in the future including the ultimate settlement amounts, inflation factors, risk-free discount rates, timing of settlement, emergence of new restoration techniques and expected changes in legal, regulatory, environmental and political environments. The decommissioning liabilities also result in an increase to the carrying cost of the related PP&E. The obligation accretes to a higher amount with the passage of time as it is determined using present values. A change in any one of the assumptions could impact the estimated future obligation and in return, net income and PP&E.

Employee benefits

Harvest’s Downstream operations maintains a defined benefit pension plan and provides certain post-retirement health care benefits, which cover the majority of its Downstream employees and their surviving spouses. An independent actuary determines the costs of the Company’s employee future benefit programs using certain management assumptions and estimates such as, the expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, employee turnover, discount rates and return on plan assets. The obligation and expense recorded related to Harvest’s employee future benefit plans could increase or decrease if there were to be a change in these estimates.

The Company also maintains a long-term incentive plan which is a performance-based program. As a result, the compensation costs accrued for the plan are subject to the estimation of what the ultimate payout will be and are subject to management’s judgment as to whether or not the performance criteria will be met.

Consideration transferred

Business acquisitions are accounted for using the acquisition method. Under this method, the consideration transferred is allocated to the assets acquired and the liabilities assumed based on the fair values at the time of the acquisition. In determining the fair value of the assets and liabilities, Harvest is often required to make assumptions and estimates, such as reserves, future commodity prices, future refining margins, fair value of undeveloped land, discount rates, decommissioning liabilities and possible outcome of any assumed contingencies. Changes in any of these assumptions would impact amounts assigned to assets and liabilities and goodwill in the consideration transferred allocation and as a result, future net income.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk management contracts

Derivative risk management contracts are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. Changes in any of these assumptions would impact the fair value of the risk management contracts and as a result, future net income and other comprehensive income. For risk management contracts designated as hedges, changes in the abovementioned assumptions may impact hedge effectiveness assessment and Harvest’s ability to continue applying hedge accounting.

Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which Harvest and its subsidiaries operate are subject to change. The Company is also subject to income tax audits and reassessments which may change its provision for income taxes. Therefore, the determination of income taxes is by nature complex, and requires making certain estimates and assumptions.

Harvest recognizes the net deferred tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Contingencies

Contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

On January 1, 2011, Harvest adopted IFRS, with January 1, 2010 as the transition date. The adoption of IFRS has not led to any significant changes in Harvest’s Upstream operating netback, Downstream operating loss and debt covenants ratios. Further information on the IFRS impacts is provided in note 2, “Basis of Presentation and Significant Accounting Policies”, of the audited consolidated financial statements for the year ended December 31, 2011 and the “Critical Accounting Estimates” section of this MD&A. Please refer to note 27, “First Time Adoption of IFRS”, in the audited consolidated financial statements for the year ended December 31, 2011 for reconciliations of shareholder’s equity, net loss and other comprehensive loss reported under previous GAAP and IFRS.

IFRS 1 allows certain optional exemptions from full retrospective application and other elections on transition. Note 27, “First Time Adoption of IFRS”, in the audited consolidated financial statements for the year ended December 31, 2011 states the exemptions taken by the Company. Certain exemptions were made by Harvest based on financial data available to Harvest and to increase comparability with our peer group.

MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT PRONOUNCEMENTS

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company.

  On January 1, 2015, Harvest will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Restatement of comparative period financial statements is not required upon initial application; however, modified disclosures on transition from the classification and measurement requirements of IAS 39 to IFRS 9 are required. Harvest is in the process of determining the potential impact of the adoption of this new standard.

  In May 2011, the IASB issued the following new standards, which are effective for annual periods beginning on or after January 1, 2013:

  IFRS 10, “Consolidated Financial Statements”, replaces the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and a portion of IAS 27. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company and provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 requires retrospective application and early adoption is permitted.

  IFRS 11, “Joint Arrangements”, focuses on the rights and obligations of the joint arrangement, rather than its legal form (as is currently the case) and requires a single method to account for interests in jointly controlled entities (equity method). This standard requires retrospective application and early adoption is permitted.

  IFRS 12, “Disclosure of Interest in Other Entities”, is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structure entities and other off balance sheet interests. IFRS 12 requires retrospective application and early adoption is permitted.

  IFRS 13, “Fair Value Measurement”, provides a consistent definition of fair value, establishes a single framework for determining fair value and introduces requirements for disclosures related to fair value measurement. IFRS 13 applies prospectively from the beginning of the annual period in which the standard is adopted. Early adoption is permitted.

  Harvest is assessing the potential financial statement impact from adopting these new standards.

  On June 16, 2011, the IASB issued an amendment to IAS 19, “Employee Benefits”, which changes the recognition and measurement of defined benefit pension expense and termination benefits and expands disclosure requirements for all employee benefit plans. The new standard is required to be adopted for periods beginning on or after January 1, 2013. Harvest is currently assessing the financial statement impact of the new standard.

  The IASB issued an amendment to IAS 1, “Presentation of Financial Statements” on June 16, 2011, which requires separating items presented in other comprehensive income between those that are recycled to income and those that are not. The standard is required to be adopted for periods beginning on or after July 1, 2012. The adoption of this standard should not have a material impact on the Company’s consolidated financial statements.

  In December 2011, the IASB issued amendments to IFRS 7 “Financial Instruments: Disclosures” and IAS 32, “Financial Instruments: Presentation” to clarify the current offsetting model and develop common disclosure requirements. Amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. Retrospective application is required and early adoption is permitted. Amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Retrospective application is required. Harvest is currently assessing the financial statement impact of the new standard.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONAL AND OTHER BUSINESS RISKS

Both Harvest’s Upstream and Downstream operations are conducted in the same business environment as most other operators in the respective businesses and the business risks are very similar. Harvest has a risk management committee that meets on a regular basis to assess and manage operational and business risks and has a corporate Environment, Health and Safety (“EH&S”) policy. We intend to continue executing our business plan to create value. The following summarizes the significant risks:

Risks Associated with Commodity Prices

Upstream

  Prices received for petroleum and natural gas have fluctuated widely in recent years. Natural gas prices have experienced significant declines since 2010. Decreases in commodity prices could reduce Harvest’s earnings and cash flow and may result in shut-in of certain properties. Low commodity prices may also result in asset impairment. Harvest manages commodity price risks by entering into various commodity price risk management contracts. Refer to the “Cash Flow Risk Management” section of this MD&A for further information.

Downstream

  The market prices for crude oil and refined products have fluctuated significantly, the direction of the fluctuations may not match and the relative magnitude may be different resulting in volatile refining margins.

Risks Associated with Operations

Upstream

  The markets for petroleum and natural gas produced in western Canada are dependent upon available capacity to refine crude oil and process natural gas as well as pipeline or other capacity to transport the products to consumers.
  The production of petroleum and natural gas may involve a significant use of electrical power and since deregulation of the electric system in Alberta, electrical power prices in Alberta have been volatile. Increases in power prices could reduce our cash flow and earnings. From time to time, Harvest may enter into electricity price swaps to manage our exposure to power price volatility.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Downstream

  Fluctuations in global demand and supply for crude oil and refined products could impact the Company’s margins.
  Crude oil feedstock is delivered to our refinery via waterborne vessels which could experience delays due to weather, accidents, government regulations or third party actions.
  Our refinery is a single train, integrated, interdependent facility which could experience a major interruption caused by an accident or severe weather damage. These potential interruptions may reduce or eliminate our cash flow.
  The refinery utilizes a SOA to facilitate the supply of crude feedstock to the refinery and the offtake of refined products. This agreement has termination rights and replacement arrangements may not be as favorable and may result in an increase in costs.
  There are risks and uncertainties affecting construction or planned maintenance schedules and costs, including the availability of materials, equipment, qualified personnel, impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects. Accordingly, actual costs can be materially different from estimates and could have a material adverse effect on our costs, results of operations and cash flows. In addition, maintenance activities may not improve operational performance or the outputs of related facilities and construction projects may not deliver anticipated results.
  Collective agreements with our employees and the United Steel Workers of America may not prevent a strike or work stoppage and future agreements may result in an increase in operating costs.

Risks Associated with Reserve Estimates

  The reservoir and recovery information in reserve reports prepared by our independent reserve evaluators are estimates and actual production and recovery rates may vary from the estimates and the variations may be significant.
  Prices paid for acquisitions are based in part on reserve report estimates and the assumptions made preparing the reserve reports are subject to change as well as geological and engineering uncertainty. The actual reserves acquired may be lower than expected, which could adversely impact our cash flow and earnings.

Risks Associated with the Oil Sands Project

  The BlackGold oil sands project is exposed to the risks associated with major construction projects. These risks include the possibility that the project will not be completed on budget, on time and/or will not achieve the design objectives. This would have a significant impact on the financial results of the project.
  The oil sands project is subject to government regulations. Phase 2 of the BlackGold oil sands project is subject to approval by the regulatory bodies and the delay of approval could impact Harvest’s ability and/or timing of reaching the targeted production of 30,000 bbl/d as well as the financial results of the project.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risks Associated with Environment, Health & Safety (“EH&S”)

  The operations of petroleum and natural gas properties involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected and/or dangerous conditions.
  The operations of petroleum and natural gas properties as well as the refinery are subject to environmental regulation pursuant to local, provincial and federal legislation. Changes in these regulations could have a material adverse effect as regards to operating costs and capital costs. A breach of such legislation may result in the imposition of fines as well as higher operating standards that may increase costs.
  The production of aviation fuels in our Downstream operations subjects us to liability should contaminants in the fuel result in aircraft engines being damaged and/or aircraft crashes.
  Our refining operations, which include the transportation and storage of a significant amount of crude oil and refined products, are adjacent to environmentally sensitive coastal waters, and are subject to hazards such as fires, explosions, spills and mechanical failures, any of which may result in personal injury, damage to our property and/or the property of others along with significant other liabilities in connection with a discharge of materials. We regularly perform stack sampling, soil, vegetation, and fresh and ocean water tests, and we have monitoring stations to record the air quality in three adjacent communities, as well as at the refinery perimeter.

Harvest’s corporate EH&S manual has a number of specific policies to minimize the risk of environmental contamination, including emergency response should an incident occur. If areas of higher risk are identified, Harvest will undertake to analyze and recommend changes to reduce the risk including replacement of specific infrastructure. In addition, our business units conduct emergency response training on a regular basis in all of our operating fields to ensure a high level of response capability when placed in a challenging situation. We also perform safety and environmental audits of our operating facilities. In addition to the above, Harvest maintains business interruption insurance, commercial general liability insurance as well as specific environmental liability insurance, in amounts consistent with industry standards.

Risks Associated with Liquidity

  Absent capital reinvestment or acquisition, Harvest’s reserves and production levels from petroleum and natural gas properties will decline over time as a result of natural declines. As a result, cash generated from operating these properties may decline.
  Fluctuations in interest rates on our current and/or future financing arrangements may result in significant increases in our borrowing costs.
  Harvest is required to comply with covenants under the credit facility and the senior notes. In the event that the Company does not comply with the covenants, its access to capital may be restricted or repayment may be required.
  Although the Company monitors the credit worthiness of third parties it contracts with through a formal risk management policy, there can be no assurance that the Company will not experience a loss for nonperformance by any counterparty with whom it has a commercial relationship. Such events may result in material adverse consequences on the business of the Company.
  Our Downstream operations are relying on the creditworthiness of Macquarie for the purchase of feedstock and should their creditworthiness deteriorate, crude oil suppliers may restrict the sale of crude oil to Macquarie.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Harvest monitors our cash flow projections and covenants on a routine basis and will adjust our development plans accordingly in response to changes in commodity prices and cash flows.

General Business Risks

  The operation of petroleum and natural gas properties as well as the refinery requires physical access for people and equipment on a regular basis which could be affected by weather, accidents, government regulations or third party actions.
  Skilled labor is necessary to run operations and there is a risk that we may have difficulty in sourcing skilled labor which could lead to increased operating and capital costs.
  The loss of a member of our senior management team and/or key technical operations employee could result in a disruption to either our Upstream or Downstream operations.
  Our crude oil sales and refining margins are denominated in US dollars while we incur costs in Canadian dollars which results in a currency exchange exposure.
  The operations of Harvest, including the refinery, operate under permits issued by the federal and provincial governments and these permits must be renewed periodically. The federal and provincial governments may make operating requirements more stringent which may require additional spending.
  Income tax laws, other laws or government incentive programs relating to the oil and gas industry, may in the future be changed or interpreted in a manner that affects Harvest or its stakeholders.

CHANGES IN REGULATORY ENVIRONMENT

The oil and gas industry is subject to extensive regulations imposed by many levels of government in Canada. Harvest currently operates in Alberta, British Columbia, Saskatchewan, and Newfoundland, all of which have different legislations and royalty programs which may be amended from time to time. A change in the royalty programs or legislations may have adverse impacts on Harvest’s future earnings and cash flows.

The following summarizes some of the changes to Harvest’s regulatory environment during 2011:

Alberta

On April 5, 2011, the Government of Alberta released their draft of the Lower Athabasca Regional Plan (“LARP”), which was developed as part of the land-use framework under the Alberta Land Stewardship Act. The draft was subsequently updated on August 29, 2011 based on feedback and consultation received from stakeholders. The LARP outlines management frameworks for protecting, monitoring, evaluating and reporting air, surface water and groundwater quality by setting strict environmental limits. In addition, conservation areas will increase by approximately 16% to a total of 22% of the region’s land base. Based on a preliminary assessment, the proposed new conservation areas do not appear to affect Harvest. The LARP is currently awaiting approval by the legislature.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Saskatchewan

On June 22, 2011, the government announced its new Upstream Petroleum Industry Associated Gas Conservation Standards, which are designed to reduce emissions from the flaring and venting of associated gas. The standards establish a specified limit for the amount of natural gas that can be flared and vented from an oil well or associated facility. If that limit is exceeded, the producer is required to conserve and store the associated gas for their own use or sale. The standards will come into effect July 1, 2012 for new wells and facilities licensed on or after that date, and July 1, 2015 for existing wells and facilities. Harvest does not anticipate material compliance costs as we currently have infrastructure in place to conserve gas in most of our operated areas in Saskatchewan.

Newfoundland

The Federal Renewable Fuel Regulations were published in the Canada Gazette, April 10, 2010. At that time an exemption was provided for the addition of ethanol to gasoline sold in Newfoundland and Labrador and on June 20, 2011 a further exemption was provided for the requirements for renewable content in diesel fuel and heating distillate oil sold in Newfoundland and Labrador. These exemptions benefit our Downstream operations by providing relief from the Federal Renewable Fuel Regulations.

Climate Change Regulations

The Canadian Government has indicated its commitment to reduce greenhouse gas emissions and will be making changes to environmental legislation relating to air contaminants and renewable fuels but has provided no specific target guidelines or policies that relate to the oil and gas industry. Such legislation could have potentially adverse effects on both Harvest’s Upstream and Downstream financial results. Harvest will participate in the discussion of any initiatives whether at a Federal or Provincial government level, and will be able to determine if there is any financial impact once guidelines are established.

In 2011, the Government of Newfoundland and Labrador published its Climate Change Action Plan. The Province, in collaboration with the Conference of New England Governors and Eastern Canadian Premiers, has committed to reduce regional GHG emissions to 1990 levels by 2010, to reduce regional GHG emissions to 10% below 1990 levels by 2020; and to reduce regional GHG emissions to 75-85% below 2001 levels by 2050.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on our operations and financial performance at this time. On an ongoing basis, Harvest continues to undertake projects that reduce emission of greenhouse gases, such as evaluating the injection of carbon dioxide into oil reservoirs and the further capture of fugitive emissions in our field operations as part of our annual capital program.

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2011 as defined under the rules adopted by the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2011, the disclosure controls and procedures were effective to ensure that information required to be disclosed by Harvest in reports that it files or submits to Canadian and U.S. securities authorities was recorded, processed, summarized and reported within the time period specified in Canadian and U.S. securities laws and was accumulated and communicated to management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes. Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011. The evaluation was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

In connection with the adoption of IFRS, Harvest established additional internal controls over financial reporting, as necessary, to review and validate the conversion to IFRS and relevant transitional activities including restatement of comparative financial information for 2010 and related disclosures. There were no other significant changes in internal controls over financial reporting for the period ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Because of its inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control systems are met.

NON-GAAP MEASURES

Throughout this MD&A, the Company has referred to certain measures of financial performance that are not specifically defined under IFRS, hereinafter referred to as “GAAP”, such as “operating netbacks”, “operating netback prior to/after hedging”, “operating income (loss)”, “gross margin (loss)”, “total debt”, “total financial debt”, “total capitalization”, “EBITDA”, “secured debt to annualized EBITDA”, “total debt to annualized EBITDA”, “secured debt to total capitalization”, “total debt to total capitalization” and “interest coverage ratio”.

“Operating netbacks” are reported on a per boe basis and used extensively in the Canadian energy sector for comparative purposes. “Operating netbacks” include revenues, operating expenses, transportation and marketing expenses, and realized gains or losses on risk management contracts. “Gross margin (loss)” is commonly used in the refining industry to reflect the net funds received from the sale of refined products after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue. “Operating income (loss)” is commonly used for comparative purposes in the petroleum and natural gas and refining industries to reflect operating results before items not directly related to operations. “Total debt”, “total financial debt”, “total capitalization”, and “EBITDA” are used to assist management in assessing liquidity and the Company’s ability to meet financial obligations. “Secured debt to annualized EBITDA”, “total debt to annualized EBITDA”, “secured debt to total capitalization”, “total debt to total capitalization” and “interest coverage ratio” are terms defined in Harvest’s credit facility and senior notes agreements for the purpose of calculation of our financial covenants. The non-GAAP measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other issuers. The determination of the non-GAAP measures have been illustrated throughout this MD&A, with reconciliations to IFRS measures and/or account balances, except for EBITDA which is shown below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of EBITDA

EBITDA is defined in Harvest’s credit facility agreement as earnings before finance costs, income tax expense or recovery, DD&A, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets and other non-cash items. The following is a reconciliation of EBITDA to the nearest GAAP measure net loss:

	Year Ended December 31
	2011	2010
Net loss	(104,657)	(81,163)
DD&A	626,698	553,732
Unrealized gains on risk management contracts	(746)	(2,358)
Unrealized (gains) losses on foreign exchange	2,555	(1,875)
Unsuccessful exploration and evaluation costs	17,757	2,858
Impairment of PP&E	-	13,661
Gains on disposition of PP&E	(7,883)	(741)
Income tax recovery	(29,827)	(65,309)
Other non-cash items	4,795	(1,093)
Finance costs	109,127	100,808
EBITDA(1)	617,819	518,520

(1)

As stipulated by the credit facility agreement, annualized EBITDA is a twelve month rolling EBITDA which also includes net income impact from acquisition or disposition as if the transaction had been effected at the beginning of the period. As such, 2011 annualized EBITDA is $5.0 million (2010 – $9.8 million) higher than EBITDA.

FORWARD-LOOKING INFORMATION

This MD&A highlights significant business results and statistics from our consolidated financial statements for the year ended December 31, 2011 and the accompanying notes thereto. In the interest of providing our lenders and potential lenders with information regarding Harvest, including our assessment of our future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties.

Such risks and uncertainties include, but are not limited to: risks associated with conventional petroleum and natural gas operations; risks associated with refining and marketing operations; risks associated with the construction of the oil sands project; the volatility in commodity prices, interest rates and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in our regulatory reports and filings made with securities regulators.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-looking statements in this MD&A include, but are not limited to, the forward looking statements made in the “Outlook” section as well as statements made throughout with reference to production volumes, refinery throughput volumes, royalty rates, operating costs, commodity prices, administrative costs, price risk management activities, acquisitions and dispositions, capital spending, reserve estimates, access to credit facilities, income taxes, cash from operating activities, and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expect”, “target”, “plan”, “potential”, “intend”, and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Although we consider such information reasonable at the time of preparation, it may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances, estimates or opinions change, except as required by law. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION

Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.